HEARTLAND FINANCIAL USA, INC.
1398 Central Avenue
Dubuque, Iowa 52001

October 23, 2020

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Attention: Mr. Donald E. Field

Re:	Heartland Financial USA, Inc. Registration Statement on Form S-4 Registration No. 333-238459

Dear Mr. Field:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Heartland Financial USA, Inc. (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 4:30 p.m., Eastern Daylight Time, on October 27, 2020, or as soon thereafter as practicable.

Thank you for your assistance. If you have any questions, please contact Jay L. Swanson of Dorsey & Whitney LLP, counsel to the Company, by telephone at (612) 340-2763, or by e‑mail at swanson.jay@dorsey.com.

Very truly yours,

HEARTLAND FINANCIAL USA, INC.

By:	/s/ J. Daniel Patten
J. Daniel Patten, Executive Vice President, Finance/Corporate Strategy

cc:	Mr. Bryan R. McKeag Mr. Jay L. Kim Heartland Financial USA, Inc. Mr. Jay L. Swanson Dorsey & Whitney LLP